恒生銀行
HANG SENG BANK

[redacted]

05012402

RECEIVED

2005 NOV -8 P 1:22

OFFICE OF INTERNATIONAL CORPORATE FINANCE

82-1747

Our Ref: HOS CSE 050774

3 November 2005

Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, NW
Washington, DC 20549
USA

Attention: Ms Janette M Aalbregtse

SUPPL

Dear Sirs

AMERICAN DEPOSITARY RECEIPTS

We would like to inform that Mr Mok Wai Kin will retire as Managing Director and Chief Operating Officer of the Bank with effect from 1 January 2006.

The announcement to be published in newspapers on 4 November 2005 and the press release issued by the Bank today are enclosed for your information.

Yours faithfully

Godwin Li
Assistant General Manager
and Company Secretary

Encl

PROCESSED
NOV 09 2005
THOMSON FINANCIAL

恒生銀行有限公司 Hang Seng Bank Limited
香港中環德輔道中83號 83 Des Voeux Road Central Hong Kong
電話 Tel (852) 2198 1111 圖文傳真 Fax (852) 2868 4047

環境國際證明 ISO 14001 certified
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Recycled Paper

Announcement to be published in South China Morning Post on 4 November 2005

Hang Seng Bank

(Stock code: 11)

RETIREMENT OF A MANAGING DIRECTOR

Mr MOK Wai Kin has given notice to resign from the Board of Hang Seng Bank with effect from 1 January 2006 and retire from the Bank on 1 April 2006.

The Board of Directors of Hang Seng Bank Limited (the "Bank") announces that Mr MOK Wai Kin, Managing Director and Chief Operating Officer of the Bank, has given notice to resign from the Board with effect from 1 January 2006 for personal reason. He will retire from the Bank on 1 April 2006 after more than 39 years of service. Mr Mok has agreed to accept the appointment of Adviser to the Chief Executive of the Bank with effect from 1 April 2006.

The Directors of the Bank would like to express their gratitude to Mr Mok for his valuable contributions and wise counsel over the years.

Mr Mok confirmed that he is not aware of any matter relating to his resignation/retirement that needs to be brought to the attention of the shareholders of the Bank.

As at the date hereof, the Board of Directors of the Bank comprises Mr Michael R P Smith* (Chairman), Mr Raymond C F Or (Vice-Chairman and Chief Executive), Mr John C C Chan#, Dr Y T Cheng#, Dr Marvin K T Cheung#, Mr S J Glass*, Mr Jenkin Hui#, Mr Peter T C Lee#, Dr Eric K C Li#, Dr Vincent H S Lo*, Mr W K Mok, Mr Joseph C Y Poon, Dr David W K Sin#, Mr Richard Y S Tang# and Mr Peter T S Wong*.

* *Non-executive Director*
\# *Independent non-executive Director*

By Order of the Board
C C Li
Secretary

Hong Kong, 3 November 2005

Hang Seng Bank Limited
Incorporated in Hong Kong with limited liability
Registered Office and Head Office: 83 Des Voeux Road Central, Hong Kong

恒生銀行
HANG SENG BANK

Press Release

3 November 2005

新聞稿

HANG SENG ANNOUNCES CHANGE OF CHIEF OPERATING OFFICER

The Board of Directors of Hang Seng Bank today announced that Mr Mok Wai Kin, 56, Managing Director and Chief Operating Officer, will retire from the Bank on 1 April 2006 after more than 39 years of service. Mr Mok has agreed to accept the appointment of Adviser to the Chief Executive of the Bank with effect from 1 April 2006.

Mrs Dorothy K Y P Sit, currently Head of Personal Financial Services, Hong Kong, of The Hongkong and Shanghai Banking Corporation Limited, will succeed Mr Mok as Chief Operating Officer.

Mr Raymond C F Or, the Bank's Vice-Chairman and Chief Executive, said: "I would like to thank W K for his long and distinguished service to Hang Seng. We greatly appreciate his dedication and professionalism as well as the many contributions he has made over the past 39 years.

"Mrs Sit will bring to her new role a wealth of banking and management experience."

A brief biography of Mrs Sit is attached.

Founded in 1933, Hang Seng Bank is a principal member of the HSBC Group. It operates 156 branches and automated banking centres in Hong Kong; a branch in Macau; and a network of 12 mainland China outlets, including six branches (in Beijing, Shanghai, Guangzhou, Shenzhen, Fuzhou and Nanjing), four sub-branches (three in Shanghai and one in Shenzhen) and two representative offices (in Xiamen and Dongguan). The Bank also has a representative office in Taipei.

With consolidated assets of HK$569.7 billion as at 30 June 2005, the Bank reported a profit attributable to shareholders of HK$6,045 million for the first six months of 2005, and HK$11.40 billion in 2004. For further information on Hang Seng, please visit the Bank's website at www.hangseng.com.

Media enquiries to:
Cecilia Ko 2198-4227

#End#

Brief Biography of Mrs Dorothy K Y P Sit

Mrs Dorothy K Y P Sit began her career with The Hongkong and Shanghai Banking Corporation Limited in 1976 after receiving her Master in Business Administration degree from the Chinese University of Hong Kong.

Mrs Sit worked in a variety of positions in retail banking, operations and systems, project finance in mainland China, products and services development, marketing, savings and retail investments. She was appointed Senior Executive Deputy Head of Personal Financial Services in 2002, with responsibility for the customer service and sales delivery in Hong Kong.

Mrs Sit has been Head of Personal Financial Services, Hong Kong for The Hongkong and Shanghai Banking Corporation Limited since January 2004, overseeing the Bank's personal financial services development in Hong Kong.

Mrs Sit is a director of HSBC Investments (Hong Kong) Limited, HSBC Insurance (Asia) Limited, HSBC Life (International) Limited, HSBC Medical Insurance Limited, Bank of Shanghai, EPS Company (Hong Kong) Limited, iBusinessCorporation.com Limited and Hongkong and Shanghai Travelex Limited.

Mrs Sit is married with one son.

3 November 2005